February 22, 2012
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Registration Statement on Form N-14 of Allianz Funds filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2012 (File No. 333-179077) (the “Registration Statement”)
Dear Mr. Thompson:
The undersigned hereby undertakes the following with respect to the Registration Statement:
Pursuant to the requirements of Form N-14, the undersigned undertakes to file, by post-effective amendment to the Registration Statement, an opinion of counsel supporting the tax matters and consequences to shareholders discussed in the Prospectus/Proxy Statement relating to the merger of Allianz AGIC Target Fund with and into Allianz RCM Mid-Cap Fund that is part of the Registration Statement within a reasonable time after receipt of such opinion.

ALLIANZ FUNDS

By:	/s/ Brian S. Shlissel
Brian S. Shlissel
President

CC:	Thomas J. Fuccillo, Esq. Debra Rubano, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Jessica L. Reece, Esq. Maureen A. Meredith, Esq.
Allianz Funds
1633 Broadway
New York, NY 10019